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                                                                     EXHIBIT 4.6

                            COLE NATIONAL CORPORATION
                      1999 BROAD-BASED EMPLOYEE STOCK PLAN
                 (AMENDED AND RESTATED AS OF FEBRUARY 28, 2001)

1. The 1999 Broad-Based Employee Stock Option Plan (the "Original Plan") is hereby amended and restated in its entirety as set forth herein (as so amended and restated, the "Plan").

2. The name of the plan shall be "The Cole National Corporation 1999 Broad-Based Employee Stock Plan (Amended and Restated as of February 28,
     2001)."

3. This Plan is established to consolidate the grants of stock options and restricted stock units ("RSUs") made from time to time by Cole National Corporation (the "Company") to individuals who are not then serving as officers or directors of the Company, in order to facilitate any necessary registration under the Securities Act of 1933 and/or listing with The New York Stock Exchange of the shares of Common Stock of the Company underlying those grants of stock options and RSUs. The stock option and RSU grants made under this Plan are not intended to qualify under particular sections of the Internal Revenue Code.

4. The aggregate number of shares of Common Stock that may be issued under this Plan is not fixed. Prior to the date of the adoption of the Original Plan, the Board of Directors of the Company (the "Board") or the Compensation Committee of the Board (the "Committee") authorized stock option grants, outside the Company's existing stock option plans, to individuals who are not then serving as officers or directors of the Company, for the issuance in the aggregate of 276,000 shares of Common Stock of the Company pursuant to option agreements as summarized on ANNEX 1 to the Original Plan (the "Existing Grants"). In connection with the adoption of the Original Plan, the Existing Grants were combined for administrative ease and consolidated within the Plan. It is anticipated that the Board or the Committee will authorize additional grants of stock options and/or RSUs, designated as being issued under this Plan, to individuals who are not then serving as officers or directors of the Company (the "Future Awards"). The Company may consolidate the Existing Awards and, from time to time, the Future Awards for registration and/or listing purposes.

5. No option or vesting period of an RSU or stock option, as applicable, will run for more than ten years from the date granted. The other terms and conditions of a particular grant of stock options or RSUs are or will be as provided in the applicable stock option or restricted stock unit agreement authorized by the Board or Committee with respect to that grant.

6. Shares may be treasury shares or newly issued, or a combination of the foregoing.

7. This Plan may be amended by the Board, but no amendment will adversely change the terms of any then-existing stock option or RSU grant.